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          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                             FORM 12b-25


                     NOTIFICATION OF LATE FILING


(Check One):  [   ] Form 10-K     [   ] Form 20-F     [   ]  Form 11-K
              [ X ] Form 10-QSB   [   ] Form N-SAR


         For Period Ended:       January 31, 1997
                            -------------------------
         [   ]  Transition Report on Form 10-K
         [   ]  Transition Report on Form 20-F
         [   ]  Transition Report on Form 11-K
         [   ]  Transition Report on Form 10-Q
         [   ]  Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant AQUASEARCH, INC.
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Former Name if Applicable N/A
                             ---------------------------------------------

Address of Principal Executive Office (Street and Number) 73-4460 QUEEN
                                                          ----------------------
KA'AHUMANU HWY,SUITE 110
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City, State and Zip Code  KAILUA-KONA, HI  96740
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate)

[   ]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ X ]  (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)    The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

   State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional time is required to confirm the proper accounting treatment of certain stock grants made in prior years, which has affected the filing of the Company's Annual Report on Form 10-KSB for the year ended October 31, 1996. The time spent finalizing this information for the Form 10-KSB has caused a delay in closing the Company's books for the fiscal quarter ended January 31, 1997. Accordingly, the Registrant cannot timely file its required report on Form 10-QSB for the fiscal quarter ended July 31, 1996. However, the 10-QSB will be filed on or before the allowed date under Rule 12b-25.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    Mark E. Huntley, Ph.D.   (808)          326-9301
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    (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                        [   ]  Yes          [ X ]  No
    The Company has been late to file its Annual Report on Form 10-KSB for the fiscal year ended October 31, 1997. The Company will file the Form 10-KSB prior to filing the Form 10-QSB for the fiscal quarter ended January 31, 1997.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        [ X ]  Yes          [   ]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


   The Company had a loss from operations of $460,207 for the three-month period ended January 31, 1997 compared with a loss from operations of $199,238 for the period ended January 31, 1996. The Company had a net loss of $458,766 for the period ended January 31, 1997 compared with a net loss of $199,238 for the period ended January 31, 1996. The primary reasons for the increases in net loss from operations and net loss during the current period compared with the prior period were due, first, to significant increases in research and development staffing which has more than doubled in the past 12 months; second, to costs and commissions associated with a private placement offering; and third, to legal costs and filing fees incurred in connection with U.S. and international patent filings.


                                   AQUASEARCH, INC.
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                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 16, 1997             By:  /s/    Mark E. Huntley, Ph.D.
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                                         Mark E. Huntley, Ph.D., President &
                                         C.E.O.